Exhibit 1
Consolidated Financial Statements of
STRATOS GLOBAL CORPORATION
As at September 30, 2006 and December 31, 2005 and
for the three and nine months ended September 30, 2006 and 2005

Consolidated Balance Sheets
As at September 30, 2006 and December 31, 2005 (U.S. dollars; in thousands)
(Unaudited)
Incorporated under the laws of Canada

	2006	2005

Assets (Note 9)

Current
Cash and cash equivalents	$48,770	$14,472
Accounts receivable (Notes 18 and 20)	92,378	56,290
Unbilled revenue	36,892	24,622
Inventory	11,804	7,796
Prepaids and other	25,138	20,757
Future income taxes (Note 14)	8,529	4,216

	223,511	128,153

Investments (Note 5)	6,663	6,337
Capital assets (Note 4)	132,170	131,265
Goodwill and other intangible assets (Note 6)	408,602	218,081
Other assets (Note 7)	14,983	11,432

	$785,929	$495,268

Liabilities

Current
Payables and accruals (Note 8)	$156,425	$69,955
Deferred revenue	11,695	7,576
Current portion of long-term debt (Note 9)	2,379	1,657

	170,499	79,188
Long-term debt (Note 9(a))	223,256	162,581
Senior unsecured notes (Note 9(b))	150,000	—
Other liabilities (Note 10)	14,289	5,492
Future income taxes (Note 14)	31,639	24,648

Total liabilities	589,683	271,909

Non-controlling interest	442	429

Shareholders’ equity	195,804	222,930

	$785,929	$495,268

Commitments and contingencies (Note 19)
See accompanying notes

Consolidated Statements of Operations
(Unaudited)
Three and nine months ended September 30 (U.S. dollars; in thousands, except per share amounts)

	Three Months		Nine Months
	2006	2005	2006	2005

Revenue	$138,576	$95,199	$397,156	$280,378
Cost of goods and services	98,825	70,000	293,460	199,548

Gross margin	39,751	25,199	103,696	80,830

Operating expenses	17,199	13,343	51,679	38,229
Interest expense (Note 12)	8,674	2,840	26,218	8,477
Depreciation and amortization	10,995	9,238	30,906	27,339
Other costs (income) (Note 13)	3,826	72	29,111	512
Non-controlling interest	(45)	64	13	64
Equity in earnings of investee	(234)	(225)	(688)	(556)

	40,415	25,332	137,239	74,065

(Loss) earnings before income taxes	(664)	(133)	(33,543)	6,765

Income tax (recovery) expense (Note 14)	(1,125)	366	(5,079)	3,353

Net earnings (loss)	$461	$(499)	$(28,464)	$3,412

Basic and diluted earnings (loss) per share (Note 15)	$0.01	$(0.01)	$(0.68)	$0.08

See accompanying notes
Consolidated Statements of Shareholders’ Equity
Nine months ended September 30 (U.S. dollars; in thousands)
(Unaudited)

	2006	2005

Retained earnings, beginning of period	$5,585	$26,163
Share repurchase (Note 11)	—	(25,983)
Net (loss) earnings	(28,464)	3,412

(Deficit) retained earnings, end of period	(22,879)	3,592

Capital stock (Note 11)	216,153	216,120
Contributed surplus	2,530	864

Total shareholders’ equity	$195,804	$220,576

See accompanying notes

Consolidated Statements of Cash Flow
(Unaudited)
Three and nine months ended September 30 (U.S. dollars; in thousands)

	Three Months		Nine Months
	2006	2005	2006	2005

Operating activities
Net earnings (loss)	$461	$(499)	$(28,464)	$3,412
Items not requiring (generating) cash Depreciation and amortization	10,995	9,238	30,906	27,339
Asset impairment charge (Note 13)	—	—	23,786	165
Foreign exchange loss (gain)	673	23	150	(277)
Future income tax expense (recovery)	59	243	(2,179)	1,237
Amortization of deferred financing costs (Note 12)	549	148	4,141	442
Equity in earnings of investee - net of dividends	(234)	(225)	(324)	(556)
Stock-based compensation expense	478	386	1,312	1,093
Other	302	532	1,068	1,064

	13,283	9,846	30,396	33,919

Change in non-cash working capital items related to operating activities (Note 16)	(10,268)	(9,713)	(13,072)	(16,468)

	3,015	133	17,324	17,451

Investing activities
Business acquisitions (net of cash acquired) (Note 3)	—	—	(162,037)	(12,054)
Proceeds on disposal of investment	867	170	867	170
Capital asset expenditures	(8,773)	(5,251)	(20,914)	(17,862)
Deferred costs	(532)	(1,773)	(11,938)	(3,550)

	(8,438)	(6,854)	(194,022)	(33,296)

Financing activities
Long-term debt proceeds	—	—	225,000	15,000
Senior unsecured notes proceeds	—	—	150,000	—
Long-term debt repayments	(34)	(92)	(163,627)	(249)
Capital stock issuances (Note 11)	—	—	24	50
Share repurchase (Note 11)	—	—	—	(65,348)
Other liabilities	87	(74)	(401)	(155)

	53	(166)	210,996	(50,702)
Change in cash and cash equivalents during the period	(5,370)	(6,887)	34,298	(66,547)
Cash and cash equivalents, beginning of period	54,140	21,022	14,472	80,682

Cash and cash equivalents, end of period	$48,770	$14,135	$48,770	$14,135

Supplementary cash flow information
Interest paid	$12,113	$2,714	$20,884	$8,307
Income taxes paid (refunded)	$17	$544	$(814)	$1,402

See accompanying notes

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
1.	Description of the business

Nature of operations and ownership

Stratos Global Corporation (the “Corporation” or “Stratos”) provides advanced mobile and fixed-site remote telecommunications services to customers operating beyond the reach of traditional terrestrial telecommunication networks. With its extensive portfolio of advanced satellite and microwave technologies, the Corporation provides Internet Protocol, data, and voice solutions to an array of diverse markets worldwide, which primarily include government and military, oil and gas, and maritime. The Corporation provides communications services and solutions for its customers through wholesale arrangements with a number of satellite system operators and its owned and operated telecommunications facilities.

Regulation

Stratos’ U.S. subsidiaries are subject to regulation by the U.S. Federal Communications Commission (“FCC”), which is responsible for most aspects of U.S. regulation of telecommunication services provided by private companies, including licensing of services and equipment, assigning of frequencies, regulatory implementation of communications statutes and adjudicating complaints alleging violation of those statutes. Stratos’ U.S. subsidiaries hold a number of U.S. common carrier and spectrum licenses to provide mobile satellite, fixed satellite and microwave services.

Stratos’ U.K. subsidiaries are subject to regulation by the U.K. Office of Communications (“Ofcom”), which in late 2003 replaced and consolidated the activities of several regulatory bodies, including the Office of Telecommunications and the Radiocommunications Agency, with respect to the provision of telecommunications services, operation of networks, and use of radio spectrum. Pursuant to a number of European Union directives, the U.K. adopted the Communications Act 2003 effective July 17, 2003, substantially replacing the Telecommunications Act 1984. Under this new regulatory regime, telecommunications licenses that were required under the previous legislation to operate networks or provide telecommunications services have been revoked and replaced with a series of general conditions of authorization to which all providers of public telecommunications networks and services (including Stratos Global Limited, the primary U.K. operating subsidiary) are subject. However, Stratos Global Limited is still required to hold a number of spectrum licenses for operation of satellite earth stations, which are issued by Ofcom.

Stratos provides telecommunications services in New Zealand through its operating subsidiary, Stratos New Zealand Limited. Satellite services in New Zealand are governed and regulated by two different industry-specific statutes: the Telecommunications Act 2001 and the Radiocommunications Act 1989. Except for radio and spectrum licenses required under the Radiocommunications Act 1989, no licenses or registrations are required to own or operate land earth stations or to provide public telecommunications services in New Zealand.

The Corporation’s Canadian subsidiary, Stratos Wireless Inc., is subject to regulation by the Canadian Radio-television and Telecommunications Commission (“CRTC”) with respect to the regulation of telecommunications in Canada and by Industry Canada with respect to the management and allocation of radio spectrum in Canada and the certification of radio

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
1.	Description of the business (cont’d.)

equipment. It holds an international telecommunications service license issued by the CRTC and a spectrum license, various radio equipment certifications and various radio licenses issued by Industry Canada in respect of its satellite assets and services in Canada.

The Corporation’s subsidiaries in the Netherlands are subject to regulation under the Telecommunications Act 1998, which was revised on May 19, 2004 and is enforced by the Independent Post and Telecommunications Authority. On July 26, 2004, Xantic B.V. was granted registrations as a public telecommunication network provider and a provider of telecommunication services.

The Corporation’s German subsidiaries are subject to regulation by the German Telecommunication Act 2004 in respect of very small aperture terminal (“VSAT”) satellite services. Stratos’ German subsidiaries hold various licenses in Germany, including a Class II license from the German telecommunications and postal regulatory authority, authorizing the operation of telecommunication services via satellite.

The Corporation’s Russian subsidiary is subject to regulation by the Russian communications ministry and holds various licenses in Russia in respect of its satellite communications operations.

2.	Summary of significant accounting policies

Basis of presentation

The unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) with respect to the preparation of interim financial statements and are in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) except as described in Note 21. The interim financial statements should be read in conjunction with the most recently prepared annual audited consolidated financial statements for the year ended December 31, 2005.

These interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements for the year ended December 31, 2005.

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. As at September 30, 2006, the principal operating subsidiaries of the Corporation, all of which are directly or indirectly wholly owned unless otherwise noted below, are as follows:

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
2.	Summary of significant accounting policies (cont’d.)
Stratos Wireless Inc.
Stratos Mobile Networks, Inc.
Stratos Mobile Networks (USA), L.L.C.
Stratos Communications, Inc.
Stratos VSAT, Inc.
Stratos Offshore Services Company
Stratos Telecom, Inc.
Stratos Global Limited
Stratos Aeronautical Limited
Stratos Services Limited
Stratos New Zealand Limited
Stratos Communications (Australia) Pty Limited
Plenexis Holding GmbH
Plenexis Gesellschaft Fur Satelliten — Kommunikation mbH
Plenexis CIS GmbH
Plenexis Satellite — Communication AB
Moskowskij Teleport (75% ownership interest)
Xantic B.V.
Xantic Sales B.V.
Translation of foreign currencies
The Corporation and each of its subsidiaries use the U.S. dollar as their currency of measurement and reporting as a substantial portion of the Corporation’s ongoing business is conducted in U.S. dollars.
Transactions which have occurred in currencies other than U.S. dollars have been converted to U.S. dollars at the exchange rate in effect at the transaction date. Carrying values of monetary assets and liabilities in currencies other than U.S. dollars have been converted at the U.S. rate at the balance sheet date and the resulting exchange gain or loss included in income. Monetary assets and liabilities denominated in foreign currencies and translated at exchange rates in effect at September 30, 2006 have been translated to U.S. dollars at Cdn $1.00 = U.S. $0.90; 1.00 GBP = U.S. $1.89; 1.00 Euros = U.S.$1.27 (December 31, 2005 — Cdn $1.00 = U.S. $0.86; 1.00 GBP = U.S. $1.77; 1.00 Euros = U.S.$1.20).
Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, balances with banks, and investments in money market instruments with original maturities of less than 90 days that are readily convertible to known amounts of cash and are subject to an insignificant risk of a material change in value.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
2.	Summary of significant accounting policies (cont’d.)

Unbilled revenue

Unbilled revenue represents the amounts receivable for telecommunications services provided to customers, which will become billable in accordance with contractual trade terms.

Inventory

Inventory consists of telecommunications equipment held for resale and is carried at the lower of average cost and net realizable value.

Capital assets

Capital assets are recorded at cost. Depreciation is computed using either the straight-line or declining-balance methods at rates that will reduce original cost to estimated residual value over the useful lives of the assets, principally as follows:

	Basis	Rate

Telecommunications equipment	Declining-balance	5% - 20%
Earth station equipment	Straight-line	10-12 years
Computer hardware and software	Declining-balance	30%
Furniture and other	Straight-line	5 years
Buildings	Declining-balance	4% - 5%
Impairment of long-lived assets
Impairment of long-lived assets is assessed using a two step approach. Under the first step, the impairment of capital assets and finite-life intangible assets is tested when events or changes in circumstances indicate that the asset’s carrying value is not recoverable and may be in excess of its fair value. The carrying amount of a long-lived asset is not recoverable if its carrying value exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.
If the asset’s carrying amount is in excess of the undiscounted cash flows, step two of the asset impairment test must be performed. Under step two of the test, impairment is measured as the excess of an asset’s carrying value over fair value. Fair value is measured using a discounted cash flow approach.
Asset retirement obligation
The fair value of legal obligations associated with the retirement of tangible long-lived assets is recognized in the financial statements in the period in which the liability is incurred. Upon initial recognition of a liability for an asset retirement obligation, a corresponding asset retirement cost is added to the carrying amount of the related asset, which is subsequently amortized to income over the remaining useful life of the asset. Following the initial recognition of an asset retirement obligation, the carrying amount of the liability is increased

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
2.	Summary of significant accounting policies (cont’d.)

for the passage of time by applying an interest method of allocation to the liability with a corresponding accretion cost reflected in operating expenses.

Revisions to either the timing or the amount of the original estimate of undiscounted cash flows are recognized each period as an adjustment to the carrying amount of the asset retirement obligation and the related long-lived asset.

Investments

Long-term investments through which the Corporation exerts significant influence over the investee are accounted for by the equity method. Under this method, the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Corporation’s pro-rata share of post acquisition earnings of the investee. All other long-term investments are carried at cost and income on these investments is recognized only to the extent of dividends received. When there has been a decline in the value of an investment that is other than a temporary decline, the investment is written down to estimated net realizable value.

Goodwill and other intangible assets

Goodwill represents the excess of the cost of investments in subsidiaries over the fair value of the net identifiable tangible and intangible assets acquired. The Corporation reviews the goodwill of all its reporting units on at least an annual basis to ensure its fair value is in excess of its carrying value. The annual impairment test is as of November 30th for each fiscal year. Any impairment in the value of goodwill is charged to income in the period such impairment is determined.

Other intangible assets consist of licenses and customer relationships and contracts which have a limited life. Licenses reflect the cost of acquiring the right to transmit radio signals in a given licensed area. These are amortized over the shorter of the duration of the license term and their estimated economic lives ranging from three to ten years. Customer contracts represent the fair value of order backlogs and contracts acquired. Customer contracts acquired in connection with the acquisition of Plenexis Holding GmbH and its subsidiaries (“Plenexis”) are being amortized on a straight line basis over the expected period of benefit of three years. Customer relationships acquired in connection with the acquisition of Xantic B.V. and its subsidiaries (“Xantic”) are being amortized at varying percentages of cost based on the expected benefit to be derived in each year determined using the undiscounted cash flows expected from the customer relationships for the period from 2006 to 2018.

As a percentage of the original cost, the annual average percentages used to determine amortization expense for customer relationships from 2006 to 2018 is as follows:

2006 - 2009	10%
2010 - 2013	9%
2014 - 2018	5%

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
2.	Summary of significant accounting policies (cont’d.)

Deferred financing costs

Costs incurred in connection with obtaining debt financing have been deferred and are amortized over the terms of the related debt.

Deferred start-up costs

Costs incurred in the start-up period of new business ventures are deferred until commercial viability is attained. These costs are amortized over a period not to exceed five years commencing on completion of the start-up period.

Government assistance

Government assistance related to capital assets is recorded as a deferred credit and amortized to income on the same basis as the related capital assets are depreciated.

Revenue recognition

The Corporation derives revenue principally from the sale of airtime, typically pursuant to service agreements or fixed-term contracts. The Corporation provides its customers with telecommunications services that are typically usage based, determined on metered bases such as the number of dedicated circuits or data lines provided or leased, data units transmitted, or minutes used. Revenues are recognized at the time service is provided to customers. Estimates are included to provide for that portion of fixed-to-mobile revenue that has not been reported or confirmed by domestic carriers. Revenue is subject to final determination and settlement with these carriers.

Revenues generated from sales of communications equipment are recognized as products are shipped. Revenues related to service agreements are recognized as the services are performed.

Payments received in advance for services to be provided in future periods are recorded in current or long-term deferred revenue in accordance with the duration of the service period and are recognized in revenue as the services are provided.

Employee benefits

The Corporation has defined contribution pension plans covering substantially all of its employees whereby the Corporation matches a portion of employee contributions to the plan. The Corporation’s contributions to the defined contribution pension plans including contributions to defined contribution pension plans acquired upon the acquisition of Xantic for the three and nine months ended September 30, 2006 were $0.5 million and $1.5 million, respectively (three and nine months ended September 30, 2005 — $0.4 million and $1.1 million, respectively).

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
2.	Summary of significant accounting policies (cont’d.)

As part of the acquisition of Plenexis, the Corporation assumed defined benefit pension plans which are unfunded. The unfunded defined benefit pension liability at September 30, 2006 was $0.4 million and covers one employee and five former employees. In valuing pension obligations for its defined benefit pension plans, the Corporation uses the projected unit credit method.

As part of the acquisition of Xantic, the Corporation also assumed defined benefit pension plans that were part of a multiemployer plan. Pension expense for these plans for the three and nine months ended September 30, 2006 was $0.8 million and $1.9 million, respectively.

The Corporation does not provide other post-retirement benefits. The cost of compensated absences and other employment benefits, such as health care, dental, and similar employee benefit plans, are expensed as employment services are rendered.

Income taxes

The Corporation follows the liability method of accounting for income taxes. Under the liability method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities, and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future tax assets or liabilities are expected to be realized or settled. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Earnings per share

Basic earnings per share is based on the weighted average number of common shares outstanding for the year. Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents.

Stock-based compensation plans

The Corporation has three stock-based compensation plans which are described in Note 11.
(i)	Stock Option Plan

The Corporation records compensation expense for stock options issued on or after January 1, 2003 using the fair value method. The Corporation discloses pro forma net earnings and earnings per share using the fair value method for stock-based compensation awards granted in 2002.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
2.	Summary of significant accounting policies (cont’d.)
(ii)	Deferred Share Unit Plan

The Corporation has a deferred share unit (“DSU”) plan for the non-employee directors of the Corporation with respect to a portion of directors’ compensation.

The Corporation uses the fair value method to determine compensation expense associated with DSUs. The DSU obligation is valued at the current market price of a common share. Changes in the market value of the DSU during the period are recorded in operating income and result in an increase or decrease in compensation expense.

(iii)	Performance Share Unit Plan

During the first quarter of 2005, the Corporation established a performance share unit (“PSU”) plan for certain senior employees. The Corporation uses the fair value method to determine compensation expense associated with such PSUs.
Derivative financial instruments
Derivative financial instruments may be utilized by the Corporation in the management of its foreign currency and interest rate exposures. The Corporation’s policy is not to utilize derivative financial instruments for trading or speculative purposes.
The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments. The Corporation also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.
Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used to hedge foreign currency investing and financing commitments are recorded as an adjustment to the applicable investing or financing activity.
Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument and is not replaced, any realized or unrealized gain or loss on such derivative instrument is recognized in income.
The Corporation enters into interest rate swaps in order to reduce the impact of fluctuating interest rates on its long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. The Corporation designates its interest rate swap agreements as

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
2.	Summary of significant accounting policies (cont’d.)

hedges of the underlying debt. Interest expense on the debt is adjusted to include the payments made or received under the interest rate swaps.

In connection with the acquisition of Xantic, the Corporation assumed foreign exchange forward contracts used to manage foreign exchange risks. As the prescribed documentation for hedge accounting was not in place for these derivatives, changes in the fair value of the forward exchange contracts are recognized in income.

Use of accounting estimates

The preparation of financial statements in conformity with Canadian and U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of the allowance for uncollectability of accounts receivable and revenue adjustments; the valuation of capital assets, intangibles and goodwill and the provision for income taxes. Actual results could differ from those estimates.

Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.	Business acquisitions

Xantic

On February 14, 2006, the Corporation acquired all the issued and outstanding equity interests in Xantic for an aggregate purchase price of $184.8 million, net of cash acquired, including transaction costs of $6.7 million. The purchase consideration is subject to post-closing adjustments based on Xantic’s audited financial statements for the twelve months ended December 31, 2005 as provided for in the share purchase agreement.

The Xantic acquisition was accounted for using the purchase method and results of operations have been included in the consolidated statement of operations from the date of acquisition. The following table summarizes the preliminary purchase price allocation based on the estimated fair values of the assets acquired less liabilities assumed for the acquisition, and is subject to change. The determination of the final purchase consideration and purchase price allocation is subject to post-closing adjustments. The Corporation engaged external valuation specialists to assist in the valuation of capital assets and intangibles. Estimated restructuring and integration costs of $11.0 million are included in the purchase price allocation of which a liability for $7.9 million remains outstanding at September 30, 2006.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
3.	Business acquisitions (cont’d.)
     Details of the estimates of the fair value of assets and liabilities acquired are as follows:

Purchase
Consideration

Fair value of assets acquired
Current assets	$43,350
Capital assets	26,239
Intangible assets including customer relationships	84,800
Future income taxes	6,792
Investment	879

$162,060

Less: Liabilities assumed
Current liabilities	$70,947
Long-term liabilities	8,678
Future income taxes	11,650

$91,275

Fair value of net assets acquired	$70,785
Goodwill	114,007

Purchase consideration (net of cash acquired)	$184,792

Plenexis
Effective January 31, 2005, the Corporation acquired 100% of the outstanding shares of Plenexis, a European VSAT service provider. The purchase price of the Plenexis shares, including transaction costs, together with the assumption of debt was $6.0 million net of cash acquired. The debt assumed on purchase totalling $7.3 million was settled by the Corporation subsequent to closing. Restructuring and integration costs of $3.0 million were included in the purchase price allocation of which a liability of $0.2 million remains outstanding at September 30, 2006.
The Plenexis acquisition was accounted for using the purchase method and results of operations have been included in the consolidated statement of operations from the date of acquisition. The following table summarizes the purchase price allocation based on the estimated fair values of the assets acquired less liabilities assumed for the acquisition.

Purchase
Consideration

Cash — share purchase	$217
Transaction costs	1,151

Total purchase consideration	$1,368

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
3.	Business acquisitions (cont’d.)

Details of the fair value of assets and liabilities acquired are as follows:

Purchase
Consideration

Fair value of assets acquired
Cash and cash equivalents	$2,696
Current assets	5,062
Capital assets and other	7,199
Intangible assets including customer contracts	5,849

$20,806

Less: Liabilities assumed
Current liabilities	$17,354
Debt assumed on purchase	7,304
Long-term liabilities	1,343
Non-controlling interest	326

$26,327

Fair value of net liabilities acquired	$(5,521)
Goodwill	6,889

Purchase consideration	$1,368

Navarino Telecom SA and NTS Maritime Limited (“Navarino”)

Effective January 13, 2005, the Corporation acquired a 49% ownership interest in Navarino, a maritime distributor operated from Athens, Greece. The cash purchase price for the minority interest in Navarino was $6.1 million, including transaction costs of $0.2 million. The Corporation has an option to acquire the remaining ownership interest in Navarino, which expires January 13, 2008.

The investment in Navarino is subject to significant influence and accordingly has been accounted for using the equity method. Goodwill implicit in the purchase price at acquisition totaled $5.8 million and is not deductible for tax purposes.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
4.	Capital assets

	September 30, 2006
		Accumulated	Net Book
	Cost	Depreciation	Value

Telecommunications equipment	$153,177	$91,993	$61,184
Earth station equipment	115,463	72,235	43,228
Computer hardware and software	53,657	36,195	17,462
Furniture and other	7,928	6,034	1,894
Buildings	11,471	4,075	7,396
Land	1,006	—	1,006

	$342,702	$210,532	$132,170

	December 31, 2005
		Accumulated	Net Book
	Cost	Depreciation	Value

Telecommunications equipment	$142,239	$81,551	$60,688
Earth station equipment	91,459	46,117	45,342
Computer hardware and software	44,555	27,912	16,643
Furniture and other	8,079	5,556	2,523
Buildings	8,526	3,463	5,063
Land	1,006	—	1,006

	$295,864	$164,599	$131,265

Depreciation expense related to capital assets for the three and nine months ended September 30, 2006 was $8.2 million and $23.7 million, respectively, (three and nine months ended September 30, 2005 — $8.4 million and $25.0 million, respectively). Accumulated depreciation at September 30, 2006 includes $22.3 million (September 30, 2005 — $0.2 million) related to impairment of capital assets (Note 13).

Amortization of capital assets under development totaling $2.5 million (September 30, 2005 - $2.5 million) will commence when they are put into productive use.

5.	Investments

The Corporation’s long-term investment in Navarino is recorded using the equity method and had a value of $6.7 million at September 30, 2006 (December 31, 2005 — $6.3 million).

Cash dividends received for the nine months ended September 30, 2006 totaled $0.4 million (nine months ended September 30, 2005 — $0.1 million).

During August 2006, the Corporation disposed of an investment acquired in the acquisition of Xantic with a cost of $0.9 million for proceeds of $0.9 million.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
6.	Goodwill and other intangible assets

	September 30,	December 31,
	2006	2005

Goodwill	$324,336	$210,329
Customer relationships, contracts and other	82,462	3,890
Licenses	1,804	3,862
	$408,602	$218,081

Amortization expense related to intangible assets for the three and nine months ended September 30, 2006 was $2.6 million and $6.8 million, respectively (three and nine months ended September 30, 2005 — $0.8 million and $1.9 million, respectively). Accumulated amortization related to intangibles was $16.4 million at September 30, 2006 (September 30, 2005 — $7.2 million). Accumulated amortization at September 30, 2006 includes $1.8 million (September 30, 2005 — $Nil) related to impairment of licenses (Note 13).

Estimated aggregate amortization expense related to intangibles for the next five years from September 30 is as follows:

2006	2007	2008	2009	2010

$9,724	$10,622	$8,851	$9,204	$8,564

7.	Other assets

	September 30,	December 31,
	2006	2005

Deferred financing costs	$12,502	$4,950
Deferred start-up costs	80	343
Deferred acquisition costs	—	2,754
Other	2,401	3,385

	$14,983	$11,432

Amortization expense related to other assets for the three and nine months ended September 30, 2006 was $0.2 million and $0.4 million, respectively (three months and nine months ended September 30, 2005 — $0.1 million and $0.4 million, respectively).

8.	Payables and accruals

	September 30,	December 31,
	2006	2005

Trade accounts payable	$141,800	$60,438
Accrued employee costs	11,205	6,407
Other accrued liabilities	3,420	3,110

	$156,425	$69,955

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
9.	Long-term debt

	Interest Rate at
	September 30,	September 30,	December 31,
	2006	2006	2005

Term B facility	LIBOR + 2.75%	$225,000	$148,500
Revolving operating facility	N/A	—	15,000
Mortgage obligation	7.03%	627	684
Bank loan	13.00%	—	25
Capital lease obligations	7.10%	8	29
		225,635	164,238
Less: long-term debt due within one year		2,379	1,657

		$223,256	$162,581

a)	Senior credit facilities

Effective February 13, 2006, the Corporation entered into an amended and restated credit agreement to finance a portion of the Xantic acquisition and refinance its existing credit facilities. The refinanced senior credit facilities consist of: (i) a five year $25.0 million revolving operating facility; (ii) a five year Term A facility of up to $20.0 million; and (iii) a six year Term B facility of $225.0 million. The refinanced senior credit facilities are provided by a syndicate of financial institutions. A portion of the proceeds from the amended and restated Term B facility were principally used to repay the remaining $148.5 million of the former Term B facility and $15.0 million of the former revolving operating facility then outstanding.

Term B facility

The indebtedness under the amended and restated Term B facility matures February 2012, and bears interest at LIBOR plus an applicable margin, which currently is 275 basis points per annum based on the Corporation’s leverage ratio. An improvement in this ratio to 3.5:1 would result in a reduction of the margin rate to 250 basis points as defined in the credit agreement. The applicable LIBOR rates at September 30, 2006 and December 31, 2005 were 5.37% and 4.39%, respectively. At September 30, 2006, the Corporation had in place interest rate swap agreements to exchange LIBOR floating interest rates on $200.0 million of its amended and restated Term B facility. LIBOR floating rates of 5.37% are exchanged for fixed rates of 3.95%, 4.28%, and 5.15% on notional amounts of $75.0 million, $50.0 million, and $75.0 million, respectively (Note 18).

Revolving operating facility

The amended and restated revolving operating facility has a term of five years and matures in February 2011. The revolving operating facility is available to the Corporation in Canadian or U.S. dollars and bears interest at varying base rates plus 100 — 225 basis points per annum, based on the Corporation’s leverage ratio as set out in the credit agreement. As at September 30, 2006, no amounts were drawn on the revolving operating facility. If any amounts had been drawn on the revolving operating facility, as at September 30, 2006, the applicable interest rate would have been LIBOR

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
9.	Long-term debt (cont’d.)
plus 225 basis points. The $25.0 million revolving operating facility at September 30, 2006 is subject to an annual standby fee of 50 basis points. This rate is subject to change based on the Corporation’s leverage ratio as set out in the credit agreement. Letters of credit totaling $0.8 million were in place at September 30, 2006 leaving $24.2 million of credit available to the Corporation at September 30, 2006.

Term A facility

The Term A facility is only available to fund purchase price adjustments related to the Xantic acquisition, if required, and expires December 31, 2006. Any unused portion of the Term A facility will be terminated after the purchase price adjustments, if any, have been finalized.

Any indebtedness drawn under the Term A facility will mature in February 2011 and bear interest at varying base rates plus 100-225 basis points per annum depending on the Corporation’s leverage ratio as set out in the credit agreement. Principal amounts drawn on the facility are required to be repaid in equal payments of 20% per year to maturity in 2011. The Term A facility is subject to an annual standby fee of 50 basis points, which is subject to change based on the Corporation’s leverage ratio. If any amounts had been drawn on the Term A facility as at September 30, 2006, the applicable rate would have been LIBOR plus 225 basis points.

As collateral for the amended and restated revolving operating facility and the amended and restated Term B facility, the Corporation has provided a first priority perfected security interest over all of the assets of the Corporation and its subsidiaries, with the exception of Plenexis and its subsidiaries, Stratos Communications (Australia) Pty Limited and Stratos Global (Japan) KK. Concurrent with the acquisition of Xantic, the Corporation supplemented the collateral securing the credit facilities with a first priority perfected security interest on its equity interest in Xantic. As additional security, all of the subsidiaries of the Corporation other than Plenexis and its subsidiaries, Xantic and its subsidiaries, Stratos Communications (Australia) Pty Limited and Stratos Global (Japan) KK, have guaranteed obligations under the refinanced senior credit facilities.

Under the refinanced senior credit facilities, the Corporation is subject to certain financial covenants. The Corporation is permitted to make additional borrowings, payments related to dividends, as well as redemptions and repurchases of equity interests of the Corporation provided it maintains certain financial covenants as set out in the credit agreement.

In addition to scheduled repayments, if leverage ratios exceed certain thresholds, specified proceeds from new debt and equity issuances as well as a stated percentage of excess cash flows, as defined in the credit agreement, are to be applied to indebtedness outstanding under the facilities.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
9.	Long-term debt (cont’d.)
Mortgage obligation

The first mortgage bears interest at a rate of 7.03% per annum, is repayable in blended monthly installments of $15.0 thousand Cdn., matures in April 2011, is amortized over a 10 year period, and is collateralized by land and a building owned by the Corporation.

The mortgage obligation is denominated in Canadian dollars. The Canadian dollar equivalent was $0.7 million at September 30, 2006 (December 31, 2005 — $0.8 million).

Bank loan

The bank loan was assumed as part of the Plenexis acquisition and related to the Moskowskij Teleport. This loan matured on February 27, 2006.

Capital lease obligations

Capital lease obligations bear interest at a rate of 7.10% per annum, are repayable in monthly installments, mature in March 2007, and are collateralized by specific assets of the Corporation.

b)	Senior unsecured notes

On February 13, 2006, the Corporation issued $150.0 million of senior unsecured notes (the “Notes”) to finance the remainder of the Xantic acquisition. The Notes bear interest at a rate of 9.875% per annum, payable semi-annually in arrears on February 15 and August 15, commencing August 15, 2006 and maturing on February 15, 2013.

The Notes are unsecured obligations of the Corporation and are subordinated to all existing and any future secured indebtedness of the Corporation including borrowings under the senior credit facilities. The Notes rank equally with any future, unsecured, unsubordinated senior indebtedness of the Corporation. The Notes are guaranteed jointly and severally by the same subsidiaries which have guaranteed the Corporation’s obligations under the refinanced senior credit facilities.

At any time on or before February 15, 2009, the Corporation may at its option on one or more occasions, redeem up to 35% of the aggregate principal amount of the Notes within 60 days of an equity offering, with the net proceeds of such offering, at a redemption price of 109.875% of the principal amount thereof, plus accrued and unpaid interest, provided that immediately after giving effect to such redemption, at least 65% of the original principal amount of the Notes remain outstanding.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
9.	Long-term debt (cont’d.)
In addition, at any time, the Corporation may at its option redeem all or part of the Notes at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest.

The Corporation was required to file a registration statement under the U.S. Securities Act of 1933 (the “Registration Statement”) relating to another series of debt securities of the Corporation, with terms substantially identical as the Notes, to be offered in exchange for the Notes (the “Exchange Offer”). On September 18, 2006, the Corporation filed a Registration Statement with the United States Securities and Exchange Commission (“SEC”) which was declared effective on September 19, 2006. Pursuant to the Exchange Offer, holders of the Notes may, until November 6, 2006 (unless further extended) exchange the Notes for the new series of notes which have been registered with the SEC.

Repayment requirements

The following outlines the annual principal repayment requirements related to the total debt obligations over the next five years from September 30:

2006	2007	2008	2009	2010	Thereafter

$2,379	$2,379	$2,388	$2,398	$2,342	$363,749

The effective interest rate on total debt for the nine months ended September 30, 2006 was 8.65% (September 30, 2005 — 6.61%).
10.	Other liabilities

	September 30,	December 31,
	2006	2005

Asset retirement obligation	$3,146	$3,920
Government assistance, net of accumulated amortization of $1,061 (2005 - $1,029)	516	556
Defined benefit pension obligation	410	388
Defined benefit pension obligation — multiemployer plan	6,499	—
Other employment benefits	888	—
Restructuring provision	1,126	—
Other	1,704	628

	$14,289	$5,492

In the Mobile Satellite Services (“MSS”) segment, the Corporation has lease contracts in connection with its Inmarsat Land Earth Stations (“LESs”). Long-lived assets employed at these sites include various LES and telecommunications equipment. Upon termination of these lease contracts, the Corporation is required to satisfy certain asset retirement obligations including removal of equipment such as antennas from the buildings and land and restoration of land and premises to their original condition.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
10.	Other liabilities (cont’d.)

The total estimated undiscounted cash flows at September 30, 2006 required to settle the asset retirement obligations in the MSS segment are $2.5 million. These obligations are expected to be settled over various future periods as follows:

Range of Expected Settlement Dates	Estimated Undiscounted Cash Flows

2009 — 2010	$404
2014 — 2015	2,067

$2,471

Credit adjusted risk-free rates, based on the period over which the liability will be settled, used to discount these cash flows ranged from 6.84% to 9.61%.
In the Broadband Services (“Broadband”) segment, the Corporation has microwave equipment, rental equipment and towers installed at various leased customer sites. Asset retirement obligations relate to the requirement for removal of the equipment upon termination of the leases.
The total estimated undiscounted cash flows at September 30, 2006 required to settle the asset retirement obligations in the Broadband segment are $5.2 million. These obligations are expected to be settled over various future periods as follows:

Range of Expected Settlement Dates	Estimated Undiscounted Cash Flows

2007 — 2011	$551
2015 — 2016	4,109
2021	572

$5,232

Credit adjusted risk-free rates, based on the period over which the liability will be settled, used to discount these cash flows ranged from 5.50% to 9.43%.
The asset retirement obligation associated with long-lived assets is as follows:

	September 30,	December 31,
	2006	2005

Asset retirement obligation, beginning of period	$3,920	$3,329
Asset retirement obligation assumed on acquisition	33	312
Revision in estimated cash flows and timing of settlement	468	—
Accretion expense	225	279

Asset retirement obligation, end of period	4,646	3,920

Less: asset retirement obligation due within one year (included in payables and accruals)	1,500	—

	$3,146	$3,920

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
11.	Capital Stock

The Corporation is authorized to issue an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares with no par value. No preferred shares have been issued, while the issued common shares were as follows:

	September 30, 2006		December 31, 2005
		Stated		Stated
	Number	Value	Number	Value

Beginning of period	41,991,874	$216,128	49,379,103	$254,147
Issued pursuant to exercise of options	6,333	24	12,771	56
Shares repurchased and cancelled	—	—	(7,400,000)	(38,088)
Transfers from contributed surplus related to exercise of options	—	1	—	13

End of period	41,998,207	$216,153	41,991,874	$216,128

On February 28, 2005, the Corporation completed a substantial issuer bid transaction resulting in the repurchase and cancellation of 7,400,000 common shares of the Corporation for a purchase price of $10.75 Cdn per share. Total cash paid to repurchase the shares of $64.5 million ($79.6 million Canadian dollars) and transaction costs of $0.8 million were funded from available cash on hand and a $15.0 million drawdown under the Corporation’s former revolving credit facility (Note 9).
The substantial issuer bid transaction reduced the components of shareholders’ equity as follows:

Capital stock	$38,088
Retained earnings	25,983
Contributed surplus	1,277

$65,348

Stock based compensation

(i)	Stock Option Plan

The Corporation has a stock-based compensation plan under which stock options to acquire common shares in the Corporation have been granted to certain senior employees, officers and directors. Effective February 11, 2003, stock options are no longer granted to non-employee directors under the Corporation’s stock option plan.

Total common shares reserved for issuance under the Corporation’s stock option plan is 5,500,000, of which 1,143,411 common shares remain available for grant at September 30, 2006. The options are granted at exercise prices equivalent to or above the fair market value of the Corporation’s common shares as of the date the options are granted, and have

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
11.	Capital Stock (cont’d.)

varying vesting terms. The maximum term over which options may be held under the plan before they are exercised is 10 years from the date of grant.

Pursuant to an amendment to the plan implemented in 2004, tandem stock appreciation rights (“SARs”) may be issued at or after the grant of the related stock options. The SARs entitle the participant to receive an amount equal to the excess of the fair market value of a common share over the exercise price of the related option, which is payable at the discretion of the Board, in cash or common shares. In the event the participant elects to exercise the SAR, the related option is cancelled. Effective on February 17, 2005, these tandem SARs were retroactively attached to all options to purchase common shares of the Corporation that were previously granted and remain outstanding in accordance with the Corporation’s stock option plan.

Details of stock options outstanding are as follows:

	September 30, 2006		December 31, 2005
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	Price

Outstanding at beginning of period	1,814,165	$9.99	2,064,535	$9.59
Granted	236,200	8.20	166,745	8.59
Exercised	(6,333)	6.69	(12,771)	7.47
Forfeited, cancelled or expired	(167,697)	9.67	(404,344)	9.29
Outstanding at end of period	1,876,335	$10.15	1,814,165	$9.99

Exercisable at end of period	1,327,117	$10.73	985,952	$10.85

Weighted average fair value of options granted during the period		$3.53		$3.54

The following table summarizes information about stock options outstanding and exercisable at September 30, 2006:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
		average	average		average
Range of	Number	remaining	exercise	Number	exercise
exercise price	outstanding	life (years)	price	exercisable	price

$7.25 - $9.74	1,454,895	6	$8.47	925,982	$8.64
$9.75 - $12.24	87,250	8	10.76	80,583	10.68
$12.25 - $16.25	334,190	6	14.36	320,552	14.39

	1,876,335		$10.15	1,327,117	$10.73

The Corporation issues stock options with both U.S. and Canadian dollar exercise prices. The Corporation’s common shares and stock options are denominated in Canadian dollars. Exercise prices have been translated to U.S. dollars at the period end exchange rates disclosed in Note 2.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
11.	Capital Stock (cont’d.)
Stock-based compensation expense recognized in income for the three and nine months ended September 30, 2006 related to stock options granted on or after January 1, 2003 was $0.5 million and $1.3 million, respectively, (three and nine months ended September 30, 2005 — $0.4 million and $1.1 million, respectively) with a corresponding increase in contributed surplus.
The following outlines the pro forma net earnings and basic and diluted earnings per share impact for the three and nine months ended September 30, 2006 and 2005 had the Corporation used the fair value method of accounting for stock-based compensation awards issued in 2002. The pro forma adjustments presented below exclude stock options granted after 2002, for which compensation expense was recorded.

	Three Months		Nine Months
	2006	2005	2006	2005

Reported net earnings (loss)	$461	$(499)	$(28,464)	$3,412
Stock based compensation expense	(105)	(98)	(310)	(288)

Adjusted net earnings (loss)	$356	$(597)	$(28,774)	$3,124

Adjusted basic and diluted earnings (loss) per share	$0.01	$(0.01)	$(0.68)	$0.07

The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions used for options granted during the nine months ended September 30. There were no options granted during the three months ended September 30, 2006 and 2005.

	2006	2005

Risk free interest rate	4.63%	4.31%
Expected life	6.00 yrs	6.00 yrs
Expected volatility	35.9%	34.0%
Expected dividends	0.0%	0.0%

(ii)	Deferred Share Unit Plan

The Corporation has established a DSU Plan requiring non-employee members of the Board of Directors to receive a minimum of 50% of their directors’ compensation in the form of DSUs. Directors may elect to receive a greater proportion of their compensation in DSUs by filing an election with the Corporation. The number of DSUs granted is determined by dividing the portion of the fees to be paid in DSUs by the market value of the DSU. The market value of a DSU on any particular date is equal to the average closing price of a common share of the Corporation on the preceding five trading days on the Toronto Stock Exchange. Additional DSUs are to be granted if dividends are paid.

The DSUs vest immediately upon issue and are required to be settled in cash. DSUs are redeemed when a director ceases to be a member of the Board of Directors. The cash value to be paid for each DSU is equivalent to the market value of the DSU on the redemption date.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
11.	Capital Stock (cont’d.)

DSUs, in respect of directors’ fees, payable for the quarter ended September 30, 2006, will be issued in October 2006. A recovery of compensation expense of $0.4 million and $0.7 million, respectively was recognized in income for the three and nine months ended September 30, 2006 related to DSUs that have been issued up to September 30, 2006 (three and nine months ended September 30, 2005 — a recovery of $0.1 million and $0.1 million, respectively). The amount recorded in current liabilities at September 30, 2006 related to DSUs was $0.4 million (December 31, 2005 — $0.7 million).

(iii)	Performance Share Unit Plan

Effective in the first quarter of 2005, the Corporation established a PSU plan for certain senior employees. The PSU plan, in conjunction with a separate Grant Agreement executed between the Corporation and the employee, gives the employee the right to receive compensation, subject to the achievement of performance targets specified in the agreement. The compensation will consist of shares of the Corporation or at the Corporation’s discretion, a cash payment equal to the fair market value of the PSU. The amount of compensation expense (recovery) recognized in income for the three and nine months ended September 30, 2006 related to PSUs was $(0.2) million and $0.2 million, respectively (three and nine months ended September 30, 2005 — $0.1 million and $0.2 million, respectively). The amount recorded in current liabilities at September 30, 2006 related to PSU’s was $0.4 million (December 31, 2005 — $0.3 million).

12.	Interest expense

The components of interest expense for the three and nine months ended September 30 are as follows:

	Three Months		Nine Months
	2006	2005	2006	2005

Long-term debt	$8,053	$2,661	$21,806	$7,892
Amortization of deferred financing costs	549	148	4,141	442
Bank indebtedness	72	31	271	143

	$8,674	$2,840	$26,218	$8,477

Amortization of deferred financing costs for the nine months ended September 30, 2006 includes $2.8 million related to the first quarter write-off of costs deferred in connection with credit facilities in place prior to the refinancing on February 13, 2006.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
13.	Other costs (income)

Other costs (income) for the three and nine months ended September 30 are comprised of the following:

	Three Months		Nine Months
	2006	2005	2006	2005

Severance and other costs	$3,995	$72	$5,494	$687
Asset impairment charge	—	—	23,786	165
Commercial settlement	—	—	—	(2,038)
Provision for legal claim	(169)	—	(169)	1,698

	$3,826	$72	$29,111	$512

Severance and other costs

Severance and other costs of $4.0 million recorded in the third quarter of 2006 included severance costs of $3.2 million related to restructuring measures designed to reduce costs in the global MSS operations and sales and marketing groups and in the Broadband European operations groups. In addition, consultant costs of $0.8 million were recorded in respect of restructuring activities.

Severance and other costs of $1.3 million in the second quarter of 2006 included costs associated with the integration of Xantic and related to the elimination of redundant positions which existed in the MSS segment prior to the acquisition as well as the geographic restructuring of the sales and operations groups within the Broadband segment. Severance and other costs of $0.2 million in the first quarter of 2006 relate to restructuring activities in the Broadband sales group and at the Corporate level.

Severance and other costs of $0.7 million for the nine months ended September 30, 2005 related primarily to restructuring activities in the MSS sales support group and the Broadband European sales management group.

As at September 30, 2006, the remaining unpaid balance related to severance and other costs incurred in the current and prior periods was $3.7 million (December 31, 2005 — $0.7 million).

Asset impairment charge

Coincident with the acquisition of Xantic, management completed an evaluation of the Corporation’s consolidated post-acquisition LES network infrastructure. As a result, in the first quarter of 2006, the Corporation recorded an asset impairment charge of $19.6 million in connection with capital assets and licences used in its LES in Goonhilly, England.

The Corporation also recorded an asset impairment charge of $4.2 million in the first quarter of 2006 related to the write-off of capital assets, representing costs incurred under a project to customize and integrate customer relationship management software for use within the mobile satellite business. The Corporation has filed a claim in the Supreme Court of Newfoundland and Labrador, Canada, for U.S. $7.0 million in damages, plus costs and interest due to a third party consultant’s breach of contract. During the second quarter of

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
13.	Other costs (income) (cont’d.)

2005, the Corporation recorded an asset impairment charge at the Corporate level of $0.2 million related to impairment in certain software assets which were not compatible with enhancements being made to its platform for value added services.

Commercial settlement

During the first quarter of 2005 the Corporation successfully concluded a commercial settlement with a third party related to the licensing and use of certain technology. Total settlement proceeds were $3.0 million, of which $1.0 million was recorded as a recovery of professional fees and the remaining $2.0 million recorded as other income.

Provision for legal claim

During the second quarter of 2005, the Corporation recorded a provision of $1.7 million consisting of damages, interest and costs associated with a court ruling in favor of a former director and officer of the Corporation regarding the sale of a subsidiary to such individual in 1998. The Corporation appealed this ruling and during September 2006 was successful in recovering $0.2 million of judgment costs previously paid to the court.

14.	Income taxes

Reconciliation to statutory rates

The following is a reconciliation of income taxes, calculated at the Canadian combined federal and provincial statutory income tax rates, to the income tax provision recorded in the consolidated statements of operations for the three and nine months ended September 30:

	Three Months		Nine Months
	2006	2005	2006	2005

(Loss) earnings before income taxes	$(664)	$(133)	$(33,543)	$6,765

Income tax (recovery) expense based upon statutory rates	(239)	(48)	(12,075)	2,435

Increase (decrease) in income taxes resulting from:
Non-taxable items	(1,821)	(276)	(2,572)	(1,798)
Benefit of current years’ non-capital losses not recognized	1,156	560	9,815	2,230
Effect of substantively enacted income tax rate changes	(304)	—	(304)	—
Difference in foreign tax rates	46	8	(39)	145
Capital tax	37	122	96	341

Income tax (recovery) expense	$(1,125)	$366	$(5,079)	$3,353

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
14.	Income taxes (cont’d.)

Provision for income taxes

The components of the provision for income taxes for the three and nine months ended September 30 are as follows:

	Three Months		Nine Months
	2006	2005	2006	2005

Canadian
Current taxes	$389	$84	$(129)	$96
Future income taxes	(178)	(512)	(3,147)	508

	$211	$(428)	$(3,276)	$604

Foreign
Current taxes	$(1,573)	$39	$(2,771)	$2,020
Future income taxes	237	755	968	729

	(1,336)	794	(1,803)	2,749

Income tax (recovery) expense	$(1,125)	$366	$(5,079)	$3,353

Future income taxes

The tax effects of temporary differences which give rise to future tax assets and liabilities are as follows:

	September 30,	December 31,
	2006	2005

Loss carry-forwards	$46,641	$26,296
Capital assets	(3,757)	(10,254)
Goodwill and other intangible assets	(43,307)	(18,333)
Current assets	2,135	3,060
Asset retirement obligation	1,345	1,277
Other	975	290
Current liabilities	5,124	(42)
Valuation allowance	(32,266)	(22,726)

Total future income taxes	$(23,110)	$(20,432)

Future income taxes comprise:

	September 30,	December 31,
	2006	2005

Future income tax asset — current portion	$8,529	$4,216
Future income tax liability — long-term portion	(31,639)	(24,648)

Net future income tax liability	$(23,110)	$(20,432)

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
14.	Income taxes (cont’d.)

Tax losses

The Corporation has estimated non-capital tax losses carried forward at September 30, 2006 amounting to approximately $127.8 million of which $53.6 million arises in subsidiaries outside Canada, the U.S. and the Netherlands and can be carried forward indefinitely. The balance of $74.2 million arises in subsidiaries in Canada, the U.S. and the Netherlands, and expire at various dates from 2008 to 2020. The use of approximately $3.1 million of these losses is limited to an annual amount on a straight line basis over twenty years as prescribed by tax legislation. The Corporation has a net capital loss of $6.2 million which can only be utilized against capital gains and will be available commencing in 2007.

The valuation allowance at September 30, 2006 primarily relates to the potential future benefits in respect of net loss carryforwards of $50.9 million or $19.4 million of the valuation allowance (December 31, 2005 — $42.4 million or $16.1 million of the valuation allowance) and in respect of other deductible differences of $42.9 million or $12.9 million of the valuation allowance (December 31, 2005 — $21.8 million or $6.6 million of the valuation allowance). These tax assets will be recognized in future periods when it becomes more likely than not that the benefits will be realized.

15.	Per share information

	Three Months		Nine Months
	2006	2005	2006	2005

Net earnings (loss)	$461	$(499)	$(28,464)	$3,412

Weighted average common shares used in the calculation of basic earnings per share	41,998	41,989	41,996	43,631
Incremental common shares calculated in accordance with the treasury stock method	—	—	—	40

Weighted average common shares used in the calculation of diluted earnings per share	41,998	41,989	41,996	43,671

Basic and diluted earnings (loss) per share	$0.01	$(0.01)	$(0.68)	$0.08

Options to purchase 1,876,335 common shares were outstanding at September 30, 2006 (September 30, 2005 — 1,847,815). Options to purchase 1,876,335 and 1,718,012 common shares were not included in the computation of diluted earnings per share for the three and nine months ended September 30, 2006 (September 30, 2005 — 1,842,815 and 1,462,102, respectively), because the exercise prices of such options were greater than or equal to the average market price of the common shares during the period.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
16.	Change in non-cash working capital

	Three Months		Nine Months
	2006	2005	2006	2005

Accounts receivable	$(11,816)	$(2,259)	$(1,578)	$1,796
Unbilled revenue	4,203	1,355	(5,672)	(147)
Inventory	(1,733)	(1,004)	(3,234)	(1,236)
Prepaids and other	(1,985)	(2,330)	(2,913)	(4,239)
Payables and accruals	503	(3,967)	(286)	(11,701)
Deferred revenue	560	(1,508)	611	(941)

	$(10,268)	$(9,713)	$(13,072)	$(16,468)

17.	Business segments

The Corporation’s reportable segments are MSS and Broadband.

The MSS segment includes the sale of airtime and equipment for Stratos’ Inmarsat, MSV, Iridium, aeronautical and other mobile satellite operations. The Broadband segment includes the sale of airtime, equipment and services for Stratos’ microwave and VSAT operations.

The Corporation evaluates performance and allocates resources based on segment earnings before interest expense, depreciation and amortization, other costs (income), non-controlling interest, equity in earnings of investee, and income taxes (“Segment earnings”). Intersegment transactions are not significant and are eliminated upon consolidation.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
17.	Business segments (cont’d.)

	Three Months		Nine Months
	2006	2005	2006	2005

Revenue
MSS	$107,647	$66,683	$302,859	$193,004
Broadband	30,929	28,516	94,297	87,374

	$138,576	$95,199	$397,156	$280,378

Segment earnings
MSS	$20,242	$11,252	$44,242	$33,680
Broadband	2,310	604	7,775	8,921

	$22,552	$11,856	$52,017	$42,601

Interest expense	$8,674	$2,840	$26,218	$8,477
Depreciation and amortization	10,995	9,238	30,906	27,339
Other costs (income)	3,826	72	29,111	512
Non-controlling interest	(45)	64	13	64
Equity in earnings of investee	(234)	(225)	(688)	(556)
	$23,216	$11,989	$85,560	$35,836

(Loss) earnings before income taxes	$(664)	$(133)	$(33,543)	$6,765

	September	December
Total identifiable assets	30, 2006	31,2005

MSS	$333,688	$163,179
Broadband	127,905	121,760
	$461,593	$284,939

Goodwill
MSS	$276,598	$162,591
Broadband	47,738	47,738

	$324,336	$210,329

	$785,929	$495,268

        Geographic Information — Revenue

	Three Months		Nine Months
	2006	2005	2006	2005

United States	$52,456	$53,924	$157,817	$155,393
United Kingdom	17,241	13,852	50,887	46,346
Canada	5,919	5,915	15,708	14,109
Other	62,960	21,508	172,744	64,530

	$138,576	$95,199	$397,156	$280,378

        Geographic Information — Capital Assets and Goodwill

	September 30,	December
	2006	31, 2005

United States	$99,203	$99,914
United Kingdom	130,297	151,955
Canada	50,597	52,265
Netherlands	129,666	—
Other	46,743	37,460

	$456,506	$341,594

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
17.	Business segments (cont’d.)

Revenues are attributed to different countries based on the billing address of the customer for whom the service was provided.

18.	Financial instruments

Risk management

The Corporation’s earnings and cash flow may be negatively impacted by fluctuations in interest and foreign currency exchange rates. In special investing and financing situations, the Corporation enters into foreign currency forward contracts in order to mitigate earnings volatility associated with foreign currency fluctuations and match the timing of cash flow requirements.

Derivative financial instruments entered into by the Corporation are subject to standard credit terms and conditions, financial controls, and risk monitoring procedures. The Corporation does not hold or issue derivative financial instruments for speculative or trading purposes.

Interest rate exposures

The Term B facility is issued at floating rates of interest and is therefore subject to risks associated with fluctuating interest rates. The Corporation has entered into, for hedging purposes, three interest rate swap transactions as at September 30, 2006.

One of the swap transactions was entered into with a U.S. bank and expires on January 14, 2009. This swap transaction involves the exchange of the underlying three month U.S. dollar LIBOR rate for a fixed rate of 3.95%. The notional amount of this swap transaction is $75.0 million which remains fixed throughout its term. The fair value of this swap transaction at September 30, 2006 was a $1.7 million receivable.

The Corporation entered into the remaining two swap transactions with a Canadian chartered bank. One swap transaction involves the exchange of the underlying three month U.S. dollar LIBOR rate for a fixed rate of 4.28% and expires March 31, 2008. The notional amount of this swap transaction is $50.0 million which remains fixed throughout its term. The fair value of this swap transaction at September 30, 2006 was a $0.6 million receivable.

The third swap transaction involves the exchange of the underlying three month U.S. dollar LIBOR rate for a fixed rate of 5.15% and expires December 31, 2008. The notional amount of this swap transaction is $75.0 million which remains fixed throughout its term. The fair value of this swap transaction at September 30, 2006 was $0.3 million payable.

During the quarter ended March 31, 2006, when the Corporation was engaged in the refinancing of its Term B credit facility, certain of the terms of the underlying debt did not match the terms of the swap transaction entered into on January 14, 2005. As a result, the hedging relationship became ineffective and a mark to market adjustment to the date of redesignation in April 2006 resulted in the recognition of a $0.5 million gain in income for the

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
18.	Financial instruments (cont’d.)

six months ended June 30, 2006. Upon redesignation of the January 14, 2005 swap transaction as a hedge of the Term B facility in April 2006, the hedging relationship became eligible for hedge accounting.

Foreign currency exposures

The Corporation has long-term debt that is denominated primarily in U.S. dollars, as disclosed in Note 9, which is therefore not subject to risks associated with fluctuating foreign currency rates of exchange since the Corporation’s reporting and functional currency is U.S. dollars.

The Corporation operates internationally and is therefore exposed to market risks related to foreign currency exchange rate fluctuations. Concurrent with the acquisition of Xantic, the Corporation assumed foreign exchange forward contracts to buy Euros and sell U.S. dollars.
These contracts were put in place to manage exposure to exchange rate fluctuations pertaining to Xantic’s future net cash flows from operations. The notional value of these foreign exchange forward contracts at September 30, 2006 was 4.5 million Euros. These forward contracts will expire in increments of 1.5 million Euros monthly from October 2006 to December 2006. The fair market value of these foreign exchange forward contracts at September 30, 2006 was $0.2 million receivable.

Credit exposure

The Corporation is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. Non-performance is not anticipated since these counterparties are highly rated financial institutions.

The Corporation is also exposed to credit risk with respect to accounts receivable from customers. The Corporation provides services to many customers across different geographic areas. No customer accounted for 10% or more of the Corporation’s accounts receivable at September 30, 2006.

The Corporation has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks, and maintains provisions for potential credit losses that are assessed on an ongoing basis. The allowance for uncollectability of accounts receivable and revenue adjustments at September 30, 2006 was $12.3 million (December 31, 2005 — $14.1 million).

Fair values

Fair value estimates are made as of a specific point in time, using available information about the financial instruments and current market conditions. The estimates are subjective in nature involving uncertainties and significant judgment.

The carrying values of financial instruments included in current assets and current liabilities in the consolidated balance sheets approximate their fair values, reflecting the short-term maturity and normal trade credit terms of these instruments. The fair value of the long-term

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
18.	Financial instruments (cont’d.)

debt is based on current pricing of financial instruments with comparable terms. This fair value reflects a point-in-time estimate that may not be relevant in predicting the Corporation’s future income or cash flows. As at September 30, 2006 and December 31, 2005, the estimated fair value of long-term debt corresponds to its carrying value.

19.	Commitments and contingencies

Commitments

The estimated future minimum payments for operating leases, maintenance contracts, committed capital expenditures and purchase obligations for the next five years and thereafter from September 30, 2006 are $92.5 million, payable as follows:

2006	$53.9
2007	$18.9
2008	$6.5
2009	$2.4
2010	$1.9
Thereafter	$8.9
Telecommunications agreements

The Corporation is party to various telecommunications service agreements in the normal course of business, as required to interconnect with other carriers and to allow Stratos to provide diverse multi-network telecommunications services to its customers. These agreements are subject to normal commercial terms as negotiated from time to time, which establish the terms of service and settlement with regards to interconnection and other services provided.

Contingencies

In the normal course of operations, the Corporation is subject to litigation and claims from third parties, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required.

20.	Related party transactions

In the normal course of operations, the Corporation engages in transactions with its equity owned investee, Navarino. These transactions represent sales of airtime and equipment and are measured at the amounts exchanged.
Revenue from the related party for the three and nine months ended September 30, 2006 was $4.2 million and $11.5 million, respectively, (three and six months ended September 30, 2005 — $3.3 million and $10.2 million, respectively). The amount receivable from the related party at September 30, 2006 was $5.7 million (December 31, 2005 — $6.0 million).

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
21.	Differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles that the Corporation would have followed had its financial statements been prepared in accordance with U.S. GAAP. This note summarizes these differences as they relate to the Corporation.
a)	The reconciliation of net earnings in accordance with Canadian GAAP to conform to U.S. GAAP for the three and nine months ended September 30 is as follows:

	Three Months		Nine Months
	2006	2005	2006	2005

Net earnings (loss) in accordance with Canadian GAAP	$461	$(499)	$(28,464)	$3,412
Interest rate swap (i)	—	170	—	997
Deferred start-up costs (iii)	82	128	262	386
Deferred development costs (iii)	—	—	—	47
Stock-based compensation costs (iv)	(107)	—	(503)	15
Income tax impact of the above (i, iii)	—	(78)	(6)	(428)

Net earnings (loss) U.S. GAAP	$436	$(279)	$(28,711)	$4,429

The impact of these adjustments on the shareholders’ equity accounts of the Corporation at September 30 is as follows:

	2006	2005

Shareholders’ equity in accordance with Canadian GAAP	$195,804	$220,576
Interest rate swap (i)	—	(58)
Business combinations (ii)	(20,802)	(20,802)
Deferred start-up costs (iii)	(81)	(472)
Income tax impact of the above (i, ii, iii)	6,027	6,072
Accumulated other comprehensive income (i)	1,583	1,582

Shareholders’ equity in accordance with U.S. GAAP	$182,531	$206,898

                 The components of shareholders’ equity at September 30 are as follows:

	2006	2005

Capital stock	$218,191	$218,158
Deficit	(36,476)	(9,906)
Contributed surplus (v)	3,059	890
Other comprehensive income (v)	(2,243)	(2,244)

Shareholders’ equity in accordance with U.S. GAAP	$182,531	$206,898

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
21.	Differences between Canadian and United States generally accepted accounting principles (cont’d.)
The balance sheets in accordance with U.S. GAAP at September 30, 2006 and December 31, 2005 are as follows:

	2006		2005
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Assets
Current
Cash and cash equivalents	$48,770	$48,770	$14,472	$14,472
Accounts receivable	92,378	92,378	56,290	56,290
Unbilled revenue	36,892	36,892	24,622	24,622
Derivative instruments (i)	645	2,228	—	2,205
Inventory	11,804	11,804	7,796	7,796
Prepaids and other	24,493	24,493	20,757	20,757
Future income taxes	8,529	8,529	4,216	4,216

	223,511	225,094	128,153	130,358

Investments	6,663	6,663	6,337	6,337
Capital assets	132,170	132,170	131,265	131,265
Goodwill and other intangible assets (ii)	408,602	387,800	218,081	197,279
Other assets (iii)	14,983	14,902	11,432	11,089

	$785,929	$766,629	$495,268	$476,328

Liabilities
Current
Payables and accruals	$156,425	$156,425	$69,955	$69,955
Deferred revenue	11,695	11,695	7,576	7,576
Current portion of long-term debt	2,379	2,379	1,657	1,657

	170,499	170,499	79,188	79,188

Long-term debt	223,256	223,256	162,581	162,581
Senior unsecured notes	150,000	150,000	—	—
Other liabilities	14,289	14,289	5,492	5,492
Future income taxes (ii, iii)	31,639	25,612	24,648	18,615

Total liabilities	589,683	583,656	271,909	265,876

Non-controlling interest	442	442	429	429
Shareholders’ equity	195,804	182,531	222,930	210,023

	$785,929	$766,629	$495,268	$476,328

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
21.	Differences between Canadian and United States generally accepted accounting principles (cont’d.)

Following are statements of operations for the three and nine months ended September 30 in accordance with U.S. GAAP:

	Three Months		Nine Months
	2006	2005	2006	2005

Revenue	$138,576	$95,199	$397,156	$280,378
Costs of goods and services	97,328	69,271	289,215	197,398

Gross margin	41,248	25,928	107,941	82,980

Selling, general and administrative	15,754	12,866	49,027	35,231
Rental expense	2,484	1,578	6,854	4,715
Bad debt (recovery) expense	(190)	(523)	134	262
Depreciation and amortization	10,995	9,238	30,906	27,339
Asset impairment charge (Note 13)	—	—	23,786	165
Equity in earnings of investee	(234)	(225)	(688)	(556)
Foreign exchange loss (gain)	673	23	150	(277)
Non-controlling interest	(45)	64	13	64
Other costs (income)	3,826	72	5,325	347

	33,263	23,093	115,507	67,290

Earnings (loss) from operations	7,985	2,835	(7,566)	15,690

Interest expense	8,674	2,840	26,218	8,477
Interest rate swap	—	(170)	—	(997)

Net (loss) earnings before income taxes	(689)	165	(33,784)	8,210
Income tax (recovery) expense	(1,125)	444	(5,073)	3,781

Net earnings (loss)	$436	$(279)	$(28,711)	$4,429

Basic and diluted (loss) earnings per share in accordance with U.S. GAAP	$0.01	$(0.01)	$(0.68)	$0.10

i)	Derivative instruments

The interest rate swap transactions described in Note 18 meet the criteria for hedge accounting and are accounted for as hedges under Canadian GAAP AcG 13. Under U.S. GAAP all derivatives are recorded on the balance sheet at fair value and Statement of Financial Accounting Standards (“SFAS”) 133, Accounting for Derivative Instruments and Hedging Activities, establishes certain criteria to be met and documentation to be in place in order to designate a derivative instrument as a hedge and to deem a hedge as effective. As certain elements of the prescribed documentation were not in place in accordance with U.S. GAAP, related to the two swap transactions which expired December 2005, the interest rate swaps were not eligible for hedge accounting. As a result, under U.S. GAAP, any changes in fair value of the swaps were reflected as a charge or credit to income in the applicable period.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
21.	Differences between Canadian and United States generally accepted accounting principles (cont’d.)
Documentation in place for the new swap transactions entered into on January 14, 2005, September 30, 2005 and September 14, 2006 (Note 18) meet the requirements for hedge accounting under both Canadian and U.S. GAAP. Under U.S. GAAP, the fair value of these swap transactions are recorded on the balance sheet with an offsetting amount recorded in accumulated other comprehensive income.

In addition, in connection with the equity offering of common shares in 2002, the Corporation entered into a forward exchange contract in order to fix the U.S. dollar value of the anticipated net proceeds from the offering. Under Canadian GAAP, this forward contract was accounted for as a hedge of the Canadian dollar denominated net proceeds from the offering. Therefore, the proceeds from the offering were credited to capital stock at the contracted exchange rate. Under U.S. GAAP, this forward exchange contract did not meet the criteria necessary to be classified as a hedge. Therefore, under U.S. GAAP the proceeds from the offering were recorded at the exchange rate prevailing at the date the proceeds were received, and the loss on the forward exchange contract was charged to income in 2002.

ii)	Business combinations

As part of the business combinations completed prior to January 1, 2001, transition and integration costs, employee retention bonuses, and impairments in value of certain redundant assets of the Corporation related to business combinations were included as acquisition costs and accounted for using the purchase method. Under U.S. GAAP, transition and integration costs and asset impairment losses related to redundant assets of the acquirer corporation are expensed as incurred. Accordingly, the goodwill related to these acquisitions under U.S. GAAP is lower than that recorded under Canadian GAAP.

iii)	Deferred start-up and development costs

Under Canadian GAAP, start-up costs are deferred and amortized over periods not exceeding five years based on the expected period and pattern of benefit of the deferred expenditures. Under U.S. GAAP, these costs are charged to expense in the period incurred. The difference between U.S. GAAP and Canadian GAAP represents the start-up costs capitalized in the respective year, net of the reversal of amortization expense recorded for Canadian GAAP relating to amounts previously capitalized. This adjustment also resulted in a change in the future income tax liability for the period.

iv)	Stock-based compensation costs

As described in Note 2, during 2003 the Corporation elected to adopt the fair value method of accounting for stock options granted to directors, officers and employees on or after January 1, 2003 under Canadian GAAP.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
21.	Differences between Canadian and United States generally accepted accounting principles (cont’d.)
In accordance with the transitional provisions available under Canadian GAAP, the Corporation provides pro forma disclosures of net earnings and related per share amounts using the fair value method of accounting for such stock options granted in 2002.

Prior to January 1, 2006, for U.S. GAAP purposes, the Corporation adopted fair value accounting under the prospective method as permitted under SFAS 123, Accounting for Stock-based Compensation. Under U.S. GAAP pro forma disclosures were required to reflect, to the extent applicable, the impact of all options granted to directors, officers and employees since December 15, 1995, the effective date of SFAS 123. Prior to January 1, 2003, the Corporation used the intrinsic value method of accounting for such stock options under U.S. GAAP.

The following table sets out the pro forma net earnings and related basic and diluted earnings per share figures for the three and nine months ended September 30, 2005 as a result of applying the original provisions of SFAS 123.

	Three Months	Nine Months
	2005	2005

Net (loss) earnings as per U.S. GAAP	$(279)	$4,429

Stock-based compensation expenses included in reported net earnings determined under the intrinsic value based method	—	(15)

Stock-based compensation expenses included in reported net earnings determined under the fair value based method	386	1,093

Total stock-based compensation expenses determined under the fair value based method for all awards	(1,555)	(3,676)

Adjusted net (loss) earnings as per U.S. GAAP	$(1,448)	$1,831

Adjusted basic and diluted (loss) earnings per share	$(0.03)	$0.04

Effective January 1, 2006, the Corporation adopted the fair value recognition provisions of SFAS 123 (R), Share-Based Payment, using the modified prospective transition method. Under this transition method, stock-based compensation expense recognized for the three and nine months ended September 30, 2006 includes compensation cost for all stock options issued prior to January 1, 2006 but not yet vested as of January 1, 2006 as well as compensation cost for options issued on or after January 1, 2006. Results for prior periods have not been restated. The adoption of this standard resulted in an increase in stock based compensation expense of $0.1 million and $0.5 million or $Nil and $0.01 per share for the three and nine months ended September 30, 2006, respectively.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
21.	Differences between Canadian and United States generally accepted accounting principles (cont’d.)
In 2001, the Corporation reduced the exercise price of certain outstanding options to the then current market price of the Corporation’s common shares. As a result, all 137,500 of these repriced options are subject to variable accounting under the intrinsic value method until such time as they are exercised, expire or are forfeited. Consequently, any increases in the market price of the Corporation’s common shares subsequent to the date of the repricing are reflected as additional stock-based compensation costs and amortized to expense over the remaining vesting period of such repriced options. Any subsequent decreases in the market price of the Corporation’s common shares result in a reversal of previously recognized stock-based compensation expense. As of September 30, 2006, all of these options were exercised, cancelled or expired (December 31, 2005 — 5,625 such options were outstanding with an exercise price of $10.25 Cdn per share).

v)	Change in reporting currency

Effective January 1, 2001, the Corporation changed both its functional and reporting currencies from the Canadian dollar to the U.S. dollar. Under Canadian GAAP, financial statements of all periods prior to January 1, 2001 were translated into U.S. dollars in accordance with the translation of convenience method using the exchange rate as at December 31, 2000.

Under U.S. GAAP, these prior period financial statements are translated into U.S. dollars using the current rate method, as if the reporting currency had always been the U.S. dollar. The application of this change resulted in differences in individual balances within shareholders’ equity between Canadian and U.S. GAAP as of January 1, 2001; however, total shareholders’ equity was unchanged.

Accumulated other comprehensive income includes $3.8 million which arose as a result of this translation method. This amount has not changed since January 1, 2001.

vi)	Advertising costs

Advertising costs are expensed as incurred.

Notes to the Consolidated Financial Statements
(Unaudited)
September 30, 2006 (U.S. dollars; tabular amounts in thousands except share and per share amounts)
21.	Differences between Canadian and United States generally accepted accounting principles (cont’d.)
b)	The consolidated statements of cash flow comply with International Accounting Standard 7. However, there are certain differences under U.S. GAAP as a result of other reconciling items. A summary cash flow statement for the three and nine months ended September 30 in accordance with U.S. GAAP is presented below.

	Three Months		Nine Months
	2006	2005	2006	2005

Cash flows from operating activities in accordance with U.S. GAAP	$3,097	$261	$17,586	$17,884

Cash flows from investing activities in accordance with U.S. GAAP	$(8,520)	$(6,982)	$(194,284)	$(33,729)

Cash flows from financing activities in accordance with U.S. GAAP	$53	$(166)	$210,996	$(50,702)